EXHIBIT 99.1

TC Energy 450 - 1 Street S.W. Calgary, AB Canada, T2P 5H1 Tel: 403-920-2525 don_marchand@tcenergy.com

October 4, 2020

The Board of Directors of TC PipeLines GP, Inc.
700 Louisiana Street, Suite 700
Houston, Texas 77002

Re:     Proposal to Acquire All Outstanding Publicly Available Common Units of TC PipeLines, LP

Ladies and Gentlemen:

TC Energy Corporation (“TCE”) is pleased to submit a proposal (the “Proposal”) pursuant to which TCE would acquire all of the outstanding common units of TC PipeLines, LP (“TCP”) not already owned by TCE and its affiliates, subject to the negotiation of definitive agreements and the other matters described below. As you are aware, TCE indirectly owns 17,084,831 of the common units of TCP (the “TCP Units”), which represent approximately 24 per cent of the outstanding limited partner interests as of September 30, 2020. TCE also indirectly owns all of TCP’s outstanding Class B unit incentive distribution rights, and a 2.0 per cent general partner interest in TCP through its wholly-owned subsidiary, TC PipeLines GP, Inc., the general partner of TCP (“TCP GP”).

Proposal
Subject to the negotiation and execution of mutually acceptable definitive documentation containing terms and conditions customary for a transaction of this type, TCE hereby proposes to issue 0.650 of a TCE Common Share for each issued and outstanding publicly-held TCP common unit. The consideration represents a 7.5 per cent premium to the exchange ratio implied by the 20-day volume weighted average prices of TCP’s common units and TCE’s common shares on the New York Stock Exchange (“NYSE”) as of October 2, 2020 and provides TCP Unitholders with the opportunity to directly own and participate in the future growth of the combined company and its anticipated dividend growth.

Structure and Closing Conditions
The transaction is expected to be structured as a merger between TCP and an indirect, wholly-owned subsidiary of TCE. We expect the transaction’s definitive agreements would contain customary terms, including a condition to closing related to obtaining the approval of holders of a majority of the common units and applicable regulatory approvals.

Please be aware, however, that TCE is only interested in acquiring all of the outstanding common units of TCP. TCE has no interest in pursuing other strategic alternatives involving TCP.

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Process
We anticipate that the Board of Directors of TCP GP will delegate the authority to review, evaluate and negotiate the Proposal to a conflicts committee satisfying the requirements of TCP’s partnership agreement and comprised entirely of independent directors (the “Conflicts Committee”). We also expect that the Conflicts Committee will engage independent legal and financial advisors to advise it in connection with evaluating this Proposal. We are prepared to dedicate such resources as may be necessary to complete negotiations, execute definitive agreements and close the transaction as expeditiously as possible.

Legal Effect

The Proposal is non-binding, and no agreement, arrangement or understanding between the parties with respect to the Proposal or any other transaction will be created until such time as mutually satisfactory definitive agreements have been executed and delivered. The making of a proposal has been authorized by the Board of Directors of TCE, but the definitive agreements and the transactions contemplated thereby will require approval by the Board of Directors of TCE, the Board of Directors of TCP GP and TCP’s unitholders.

TCE looks forward to completing this proposed transaction with TCP, which we believe is attractive to TCP’s public unitholders.

Sincerely,
/s/ Donald R. Marchand Donald R. Marchand Executive Vice-President, Strategy and Corporate Development and Chief Financial Officer

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